

Offering Statement for Gypsee, Inc. ("Gypsee")

Gypsee Inc. ("Gypsee," the "Company," "we," or "us"), a Delaware C Corporation, is offering 883,571 shares of Common Stock maximum to investors.

The Minimum Individual Purchase Amount accepted under this Regulation CF Offering is $100. The Company must reach its Target Offering Amount of $10,000 by October 31st, 2021 (the "Offering Deadline"). Unless the Company raises at least the Target Offering Amount of $10,000 under the Regulation CF offering by the Offering Deadline, no securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned.

This document is generated by PicMii Crowdfunding LLC ("PicMii"), which is not a registered broker-dealer. PicMii does not give investment advice, endorsement, analysis or recommendations with respect to any securities. All securities listed here are being offered by, and all information included in this document are the responsibility of, the applicable issuer of such securities. PicMii has not taken any steps to verify the adequacy, accuracy or completeness of any information. Neither PicMii nor any of its officers, directors, agents or employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy or completeness of any information in this document or the use of information in this document.

All regulation CF offerings are conducted through PicMii Crowdfunding LLC, a FINRA/SEC registered funding-portal. For inquiries related to Regulation CF securities, contact PicMii Crowdfunding LLC:

Chandler Kline: chandler.kline@picmiicrowdfunding.com

PicMii does not make investment recommendations and no communication through this website or in any other medium should be construed as a recommendation for any security offered on or off this investment platform. Equity crowdfunding investments in private placements, Regulation A, D and CF offerings, and start-up investments in particular are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investments through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Additionally, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns. In the most sensible investment strategy for start-up investing, start-ups should only be part of your overall investment portfolio. Further, the start-up portion of your portfolio may include a balanced portfolio of different start-ups. Investments in startups are highly illiquid and those investors who cannot hold an investment for the long term (at least 5-7 years) should not invest.

Cautionary Note Concerning Forward-Looking Statements

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely," and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward- looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

About This Form C

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN OUR COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN OUR COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "RISK FACTORS".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. YOU SHOULD BE AWARE THAT YOU WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED

ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

PRIME TRUST LLC, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at gypsee.travel

The Company must continue to comply with the ongoing reporting requirements until:

1. the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

2. the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
3. the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
4. the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5. the Company liquidates or dissolves its business in accordance with applicable state law.

The Company

1. **What is the name of the issuer?**
   Gypsee Inc.
   275 E Hillcrest Dr.
   Suite 160205
   Thousand Oaks, CA 91360

Eligibility

2. **The following are true for Gypsee:**
   1. Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
   2. Not Subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
   3. Not an investment company registered or required to be registered under the Investment Company Act of 1940.
   4. Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer Format).
   5. Has filed with the Commission and provided investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
   6. Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.
3. **Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?**

No.

Directors, Officers and Promoters of the Company

4. The following individuals (or entities) represent the company as a director, officer or promoter of the offering:

Andrew Thompson
Founder and CEO of Gypsee
The embodiment of the "serial entrepreneur", Andrew Thompson takes on this title with stride. Coupled with his background in programming, Andrew created the first Myspace profile editor ever in 2005, MySpaceSupport.com, receiving over 1 million visitors per day, with a successful acquisition in 2007 for 2.5 million.

From 2011 to 2014, Andrew switched things up a bit, transferring his focus onto Blockchain technology. He developed a handful of "mini-projects" surrounding Blockchain and Bitcoin, investing about $10,000 into Bitcoin back in 2011.

The year 2016 called for the next entrepreneurial venture. Andrew took on the role as the CTO of Evolve Fitness from 2016 to 2019 in which he helped raise 1.3 million for the company while managing an eight-person team. Evolve Fitness peaked at about 8,000 paying subscribers with an MRR of ~$120k and 200,000 free accounts with the company being featured on Apple's first-ever TV Show 'Planet of the Apps,' where Jessica Alba mentored the team through the entire 3-month process on the TV Show.

And then came Gypsee. Due to his extensive experience in founding, running, and marketing successful businesses, Andrew decided it was finally the time to see out his passion project. He has been working full-time on Gypsee since March 2020.

Alex Donley
Web Design and Appication
Alex Donley is a graduate of James Madison University, earning his degree in engineering. With his extensive experience in web and software development, Alex has aided in the transformation of several companies– working for Cvent to develop software and now Captial One. Joining the team back in July 2020, Alex is one of the founding members of Gypsee.

Sriram 'Ram' Anne
Java and Android Developer

Sriram Anne is one of the founding members of Gypsee, joining the team in June 2020 as the lead Android engineer. He completed his undergraduate education in India, later working as a systems engineer at the retail company Macy's upon graduation.

After gaining industry experience, Sriram decided it was time to go back to school to pursue his graduate education– to which he earned his master's degree in computer science at Georgia Tech (all while working a full-time job and tutoring math and science to high schoolers).

During his studies, Sriram took on the role at NCR as the lead full-stack engineer for the Point of sale division, working with industry giants such as KFC and McDonalds. He is now working as a senior application developer with ADP.

In his free time, Sriram enjoys writing his own libraries for various programming languages and frameworks.

Atlás Blake
Operations
Altas Blake is a 3x founder with the desire to maximize, "The Human Experience Through Curiosity, Creativity & Community."

As a graduate of both The Art Institute of California, Orange County (B.S in Industrial design) and General Assembly (for User Experience design), Atlas has used his studies to assist in launching numerous companies within the niche of hardware and software.

He found himself working at Design Faktion, a full-scale product design firm specializing in the designing, engineering, and manufacturing of products, as well as the cannabis industry. His most recent venture involved assisting in the launch of Haven Co-Living, a wellness community located in Venice, CA. With a community that spanned 176 people, 6 homes, and two properties ($10 Million total property value), Haven Co-Living grossed over $176,000 in monthly revenue with a $10 Million total property value.

Atlas joined the Gypsee team in May 2021 as co-founder and COO. His seven years of experience and expertise in tech startups, app design, biz dev, and networking, have primed Atlas to take on such senior roles.

Principal Security Holders

5. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a cotrustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

   Andrew Thompson
   Securities: 10,000,000
   Class: Common Stock
   Voting Power: 100%

Business and Anticipated Business Plan

6. **Describe in detail the business of the issuer and the anticipated business plan of the issuer.**
   Gypsee's mission is to create a world where the globe is within our reach. To create a community that makes travel accessible, free of hassle, and open to all who seek adventure. Our world is unique and full of beauty. We exist to bring this to you, to maximize the human experience through travel. This is Gypsee – your hassle free connect to the world.

   Gypsee works in three simple steps. First, users subscribe monthly. The plan starts at $199/month for 3 destination getaways a year. Next, the user selects their next getaway. Lastly, users invite their friends (or go solo) by simply sharing or selecting "join a trip".
   Problem: Imagine opening your phone and booking a trip to Bali, Tulum, Las Vegas, or Iceland with 5 of your friends in under 30 seconds. Along with your hotels, flights, travel guides, and suggested activities already included. Instead of spending 10-20 hours doing

needless research for the best deals across various booking sites and experiencing the constant headaches that come when organizing times, dates, and money with friends, Gypsee handles these logistics for you, making booking trips easy.

This is the new age of adventure travel. Where travel is streamlined, remaining hassle-free. Built for wanderlust generations, Gen Z and Millennials alike.

Competition: While online travel agencies like Expedia, Priceline, and Kayak exist, none of these sites are designed for ease in planning. Rather, they price shopping sites, that involve hours of research, making it all the more difficult when planning with multiple friends. There are also subscription service companies like Inspirato, however, this is exclusive to the extremely rich. And while they provide discounts, they do not handle the logistics for you.

Next is BRB, our closest competitor. Unlike Inspirato, BRB does handle logistics, however, unlike Gypsee, it doesn't have seamless integration for group trips, there is no mobile app, and it is only available in Europe.

Gypsee is the only company in this space that handles the logistics with a seamless experience for inviting as many friends as you want with a single click. Countless destinations, 4 days, 3 nights, 3 times a year for $199/month. We do the planning, so you can focus on the play.

Revenue Model: We launched 2 months ago with zero marketing and are already at $3,000 of monthly subscription revenue, growing at 22% month over month. With every trip booked on Gypsee, we average 15-25% margins.

Market: The travel industry is enormous. 2.3 billion trips are booked per year by Americans alone. 476 million of those trips being 2+ people. During the pandemic, TSA checkpoint numbers decreased from 2.1 million per day to 700,000 per day. Yet, we are already back to 2 million per day! With the world opening up, an eager marketplace, and the data to back it up, now is the perfect time for a subscription based travel app.

Risk Factors

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns,

political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters. The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections.

There is an ongoing outbreak of a novel and highly contagious form of coronavirus ("COVID-19"), which the World Health Organization declared a global pandemic on March 11, 2020. The outbreak of COVID-19 has caused a worldwide public health emergency with a substantial number of hospitalizations and deaths and has significantly adversely impacted global commercial activity and contributed to both volatility and material declines in equity and debt markets. The global impact of the outbreak is rapidly evolving, and many national, state, and local governments have reacted by instituting mandatory or voluntary quarantines, travel prohibitions and restrictions, closures or reductions of offices, businesses, schools, retail stores, restaurants, and other public venues and/or cancellations, suspensions and/or postponements of certain events and activities, including certain non-essential government and regulatory activities. Businesses are also implementing their own precautionary measures, such as voluntary closures, temporary or permanent reductions in work force, remote working arrangements and emergency contingency plans.

Such measures, as well as the general uncertainty surrounding the dangers, duration, and impact of COVID-19, are creating significant disruption to supply chains and economic activity, impacting consumer confidence and contributing to significant market losses, including by having particularly adverse impacts on transportation, hospitality, tourism, sports, entertainment and other industries dependent upon physical presence. Technological infrastructure has, and will likely continue to be, strained for so long as mandatory or voluntary quarantines are instituted, which will change, and potentially disrupt, the operations of the Company. As COVID-19 continues to spread, potential additional adverse impacts, including a global, regional or other economic recession of indeterminate duration, are increasingly likely and difficult to assess and, if the spread of COVID-19 is prolonged, it could adversely affect many economies, global financial markets and the Company even after COVID- 19 is contained.

The extent of the impact of COVID-19 on the Company's operational and financial performance will depend on many factors, all of which are highly uncertain and cannot be predicted. Those factors include the duration and scope of the resulting public health emergency; the extent of any related restrictions implemented; the impact of such public health emergency on overall supply and demand, goods and services, investor liquidity, consumer confidence and levels of economic activity; and the extent of its disruption to important global, regional and local supply chains and economic markets. The effects of the COVID-19 pandemic may materially and adversely impact the value, performance and liquidity of the Company.

In addition, COVID-19 and the resulting changes to global businesses and economies likely will adversely impact the business and operations of the Company and therefore the business and operations of the Company. Certain businesses and activities may be temporarily or permanently halted as a result of government or other quarantine measures, voluntary and precautionary restrictions on travel or meetings and other factors, including the potential adverse impact of COVID-19 on the health of key personnel.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenue, as well as the inherent business risks associated with our Company and present and future market conditions.

The Company's success depends on the experience and skill of its manager and other key personnel.

In particular, we are dependent on our managers. The loss of the Managers, the Principals or any other key personnel could harm the Company's business, financial condition, cash flow and performance. Accordingly, you should not invest in the Company unless you are willing to entrust all aspects of the management of the Company and the investment decisions we make on the behalf of the Company.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.
Our reputation and the quality of our brand are critical to our business and success and will be critical to our success as we form and advise new funds. Any incident that erodes confidence in our brand could significantly reduce the Company's value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correct.

Risks Related to the Offering

The U.S. Securities and exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered Offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on half of the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

Although Investors will have no right to voluntarily withdraw capital from the Company or withdraw their Securities, in certain circumstances they may be forced to withdraw from the Company.

An Investor may be forced to withdraw from the Company if the Company reasonably determines that it is necessary or desirable to do so in order to comply with applicable law or regulations, or to avoid a material adverse effect on the Company or the other holders of securities in the Company.

Investors will have no right to control the Company's operations.

The Investors will have no opportunity to control the day-to-day operations of the Company, including, without limitation, the investment and disposition decisions of the Portfolio Companies. In order to safeguard your limited liability for the liabilities and obligations of the Company, you must rely entirely on the Manager and Principals to conduct and manage the business affairs of the Company

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

The Company may never undergo a liquidity event and Investors may have to hold the Securities indefinitely.

The Company may never undergo a liquidity event such as a repurchase of the Securities by the Company, a sale of the Company or an initial public or coin offering. If a liquidity event does not occur, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities have no voting rights or ability to direct the Company or its actions.

The Securities may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity securities will be subject to dilution. The Company may issue additional equity to third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's economic interests in the Company. The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

The Securities may be substantially different from other future equity securities offered or issued by the Company.

The Securities may be materially different from future equity securities of the Company in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. The Securities may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Company.

In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Company, the holders of the Securities will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred membership interests, have been paid in full. Neither holders of the Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

The Offering

Minimum Amount of the Securities Offered	35,715
Total Amount of the Securities Outstanding After Offering (if Target Offering Amount Met)	35,715

Maximum Amount of the Securities Outstanding after Offering (if Maximum Offering Amount Met)	883,571
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount is Met)	883,571
Price Per Security	$0.28
Minimum Individual Purchase Amount	$100
Offering Deadline	October 31st, 2021
Use of Proceeds	See Question 8
Voting Power	See Question 13

*The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts to Investors participating in such programs without notice.

Gypsee ("Company") is offering securities under Regulation CF, through PicMii Crowdfunding LLC ("PicMii"). PicMii is a FINRA/SEC registered funding portal and will receive cash compensation equal to 3.5% of the value of the securities sold through Regulation CF. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. PicMii will receive 1,965 shares in Gypsee in exchange for covering the escrow fees. The shares are identical to those in the offering.

The Company plans to raise between $10,000 and $250,000 through an offering under Regulation CF. Specifically, if we reach the Minimum Raise Amount of $10,000, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have not yet to be closed.

In the event The Company fails to reach the minimum offering amount of $10,000, any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

7. What is the purpose of this offering?
   If the maximum offering amount is raised, our anticipated use of proceeds is as follows in Question 8.

8. How does the issuer intend to use the proceeds of this offering?

The net proceeds of a fully-subscribed offering to the issuer, after total offering expenses and commissions will be approximately $241,250 after deducting estimated offering expenses of $8,750.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees	3.5%	$350	3.5%	$8,750
Payroll	40%	$4,000	40%	$100,000
Marketing, Promotion & Sales	50%	$5,000	50%	$125,000
Unforeseen expenses	6.5%	$650	6.5%	$16,250
Total		$10,000		$250,000

We reserve the right to change the above use of proceeds if management believes it is in the best interest of the Company.

9. **How will the issuer complete the transaction and deliver securities to the investors?**
   In entering into an agreement on PicMii Crowdfunding's Funding Portal to purchase securities, both investors and the Company must agree that a transfer agent, which keeps records of our outstanding Common Stock (the "Securities"), will issue digital Securities in the investor's name (a paper certificate will not be printed) or that the Company is capable of maintaining investment records on their own. In Gypsee's case, they will be managing their records on their own.

   All stock of Gypsee is to be "uncertificated" within the meaning of GCL. All stockholders waive any right they have, until further notice, to receive paper share certificates, unless specifically agreed to the contrary between Gypsee and a particular stockholder.

   Stock ownership is recorded in Gypsee's electronic books and records, which may be kept online if directed by the Board, with issuance and transfers of stock made electronically.

10. **How can an investor cancel an investment commitment?**

You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering PicMii will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled, and the committed funds will be returned.

11. **Can the company perform multiple closings or rolling closings for the offering?**

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue Securities in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

Ownership and Capital Structure

The Offering

12. **Describe the terms of the securities being offered.**

The Company is offering up to 883,571 shares of Common Stock at $0.28 per share.

Dividend Rights:

Holder of Common Stock are entitled to receive dividends, as may be declared from time to time by the board of directors out of legally available funds. We have never declared or paid cash dividends on any of our capital stock and currently do not anticipate paying any cash dividends after this offering or in the foreseeable future

Voting Rights and Proxy:

Common stockholders are entitled to one vote for each share of Common Stock held at all meetings of stockholders. The subscription agreement that investors will execute in connection with this offering grants an irrevocable proxy to the Company's CEO to (i) vote all securities held of record by the investor (including any shares of the Company's capital stock that the investor may acquire in the future), (ii) give and receive notices and communications, (iii) execute any written consent, instrument or document that the CEO determines is necessary or appropriate at the CEO's complete discretion, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy will survive the death, incompetency and disability of an individual investor and, if an investor is an entity, will survive the merger or reorganization of the investor or any other entity holding the shares of Common Stock. The proxy will also be binding upon the heirs, estate, executors, personal representatives, successors and assigns of an investor (including any transferee of the investor). Any transferee of the investor becomes party to the subscription agreement and must agree to be bound by the terms of the proxy. The proxy will terminate upon the earlier of the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act covering the offer and sale of Common Stock, the effectiveness of a registration statement under the Exchange Act covering the Common Stock or five years from the date of execution of the subscription agreement. The full subscription agreement appears as an Exhibit H to this Offering Memorandum.

Right to Receive Liquidation Distributions:
In the event of our liquidation, dissolution, or winding up, after the payment of all of our debts and other liabilities, and the satisfaction of the liquidation preferences granted to the holders of preferred stock should any be issued in the future, the holders of Common Stock and the holders of preferred stock will be entitled to share ratably in the net assets legally available for distribution to stockholders.

Additional Rights and Preferences:
Holders of Common Stock have no preemptive, conversion, anti-dilution or other rights, and there are no redemptive or sinking fund provisions application to Common Stock.

13. **Do the securities offered have voting rights?**
Voting Rights and Proxy:
Common stockholders are entitled to one vote for each share of Common Stock held at all meetings of stockholders. The subscription agreement that investors will execute in connection with this offering grants an irrevocable proxy to the Company's CEO to (i) vote all securities held of record by the investor (including any shares of the Company's capital stock that the investor may acquire in the future), (ii) give and receive notices and communications, (iii) execute any written consent, instrument or document that the CEO determines is necessary or appropriate at the CEO's complete discretion, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy will survive the death, incompetency and disability of an individual investor and, if an investor is an entity, will survive the merger or reorganization of the investor or any other entity holding the shares of Common Stock. The proxy will also be binding upon the heirs, estate, executors, personal representatives, successors and assigns of an investor (including any transferee of the investor). Any transferee of the investor becomes party to the subscription agreement and must agree to be bound by the terms of the proxy. The proxy will terminate upon the earlier of the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act covering the offer and sale of Common Stock, the effectiveness of a registration statement under the Exchange Act covering the Common Stock or five years from

the date of execution of the subscription agreement. The full subscription agreement appears as an Exhibit H to this Offering Memorandum.

14. **Are there any limitations on any voting or other rights identified above?**
    See question 13.
15. **How may the terms of the securities being offered be modified?**
    We may choose to modify the terms of the securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be cancelled and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the oneyear period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.
- The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

16. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Amount Authorized	Amount Outstanding	Voting Rights	Other Rights
Common	20,000,000	16,787,839	Yes	N/A

Options, Warrants and Other Rights

17. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?
Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible bonds, preferred shares or warrants) into stock.

    If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

18. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?
No.

19. How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?
The holder of a majority of the voting rights in the company may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholder may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

20. How are the securities being offered valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.
The securities being offered are valued at the issuer's discretion. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares

than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain degree of guesswork. Any of these methods, plus others, may be used to determine valuation in the future:

Liquidation Value — The amount for which the assets of the company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets.

Book Value — This is based on analysis of the company's financial statements, usually looking at the company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach — This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment would go down.

21. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

The company's Certificate of Incorporation or Bylaws can be amended by the holders of a majority of the issued and outstanding shares of the Company. As minority owners, the crowdfunding investors are subject to the decisions made by the majority owners. The issued and outstanding shares of common stock give management voting control of the company. As a minority owner, you may be outvoted on issues that impact your investment, such as, among other things: (a) the liquidation, dissolution or winding up of the company, or effecting any merger or consolidation; (b) amendment of any provision of the Certificate of Incorporation or Bylaws; (c) creation and issuance of other securities having rights, preferences or privileges senior to the common stock sold to the crowdfunding investors, or increasing the authorized number of shares of stock of the company; or (d) creation of any debt security.

22. What are the risks to purchasers associated with corporate actions including:
    1. Additional issuances of securities
    2. Issuer repurchases of securities
    3. A sale of the issuer or of assets of the issuer
    4. Transactions with related parties

The authorization and issuance of additional shares of the company's common stock will dilute the ownership of the crowdfunding investors. As a result, if the company achieves profitable operations in the future, its net income per share will be reduced because of dilution, and the market price of the company's common stock, if there is a market price, could decline as a result of the additional issuances of securities. If the company repurchases securities, so that the above risk is mitigated, and there are fewer shares of common stock outstanding, the company may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our securities would decline. A sale of the company or of all of the assets of the company may result in an entire loss of your investment. We cannot predict the market value of the company or its assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. It is unlikely that in the near term, a sale would result in a premium that is significant enough over book value to generate a return to our investors. We may need to negotiate with a related party for additional capital. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. Even if such financing is available, it may be on terms that are materially adverse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms.

23. Describe the material terms of any indebtedness of the issuer:

Gypsee does not currently have any debt.

Creditor(s)	Amount Outstanding	Interest Rate	Maturity Date

| N/A | N/A | N/A | N/A |

24. What other exempt offerings has the Company conducted within the past three years?
No other exempt offerings has been conducted by Gypsee.

25. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exeeds five percent of the aggregate amount of capital raised by the issuer in reliacnce on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:
1. Any director or officer of the issuer;
2. Any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. If the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
4. Any immediate family members of any of the foregoing persons.

No.

Financial Condition of the Issuer

26. Does the issuer have an operating history?
Yes, but only over the past two months. Gypsee officially launched 2 months ago with zero marketing and are already at $3,000 dollars of monthly subscription revenue, growing at 22% month over month.

27. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.
Gypsee currently has $5,000 liquid cash and $3,000 in monthly subscriptions. Capital resources include a 3-6 month runway with limited sales to extend period. Monthly expenses approximately $500 per month.

28. Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.
See attachments:
See Exhibit A

29. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly

or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

1. Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:
    i. In connection with the purchase or sale of securities?
    ii. Involving the making of any false filing with the commission?
    iii. Arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment advisor, funding portal or paid solicitor of purchasers of securities?

2. Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:
    i. In connection with the purchase or sale of any security?
    ii. Involving the making of any false filing with the Commission?
    iii. Arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment advisor, funding portal or paid solicitor of purchasers of securities?

3. Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:
    i. At the time of the filing this offering statement bars the person from:
        1. Association with an entity regulated by such commission, authority, agency or officer?
        2. Engaging in business of securities, insurance, or banking?
        3. Engaging in savings association or credit union activities?
    ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?

4. Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:
    i. Suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment advisor or funding portal?
    ii. Places limitations on the activities, functions or operations of such person?

       iii.   Bars such person from being associated with any entity or from participating in the offering of any penny stock?

5. Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

       i.   Any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisors Act of 1940 or any other rule or regulation thereunder?

       ii.   Section 5 of the Securities Act?

6. Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

7. Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

8. Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

Gypsee answers 'NO' to all of the above questions.

Other Material Information

30. In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.
The following documents are being submitted as part of this offering:
Governance:
Certificate of Incorporation: See Exhibit E
Corporate Bylaws: See Exhibit D

Opportunity:
Offering Page: See Exhibit B

Financials:
See Exhibit A

31. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its web site, no later than 120 days after the end of each fiscal year covered by the report:

Once posted, the annual report may be found on the issuer's web site at: gypsee.com

The issuer must continue to comply with the ongoing reporting requirements until:
- the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
- the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
- the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
- the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities;
- or the issuer liquidates or dissolves its business in accordance with state law.

Exhibit A

Financial Statements

Gypsee, Inc

I, Andrew Thompson, the Founder and Chief Executive Officer of Gypsee Inc, hereby certify that the financial statements of Gypsee Inc and notes thereto for the periods from January 1st 2020 to July 1st, 2021 included in this Form C Offering statement are true and complete in all material aspects and that the information below reflects accurately the information stated on our Federal Income Tax Returns for this time period.

Financial information certified by the principal executive officer of Gypsee Inc has been provided instead of financial statements reviewed by a public accountant that is independent of the issuer in reliance on SEC Rule §227.201(bb).

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 27th of July 2021.

Andrew Thompson, CEO

7/27/2021

Date

Gypsee, Inc.
Balance Sheet
As of December 31, 2019 and December 31, 2020

Assets		2019		2020
Current Assets				
Cash	$	-	$	-
Total Current Assets	$	-	$	-
Fixed Assets				
Building	$	-	$	-
FF&E	$	-	$	-
Accumulated Depreciation	$	-	$	-
Total Fixed Assets	$	-	$	-
Other Assets				
Other Assets	$	-	$	-
Total Other Assets	$	-	$	-
Total Assets	$	-	$	-

Liabilities				
Current Liabilities				
Current Debts	$	-	$	-
Total Current Liabilities	$	-	$	-
Long Term Liabilities				
Long Term Debts	$	-	$	-
Total Long Term Liabilities	$	-	$	-
Total Liabilities	$	-	$	-

Equity				
Beginning Equity	$	-	$	-
Investor Contributions	$	40,020.00	$	150,560.00
Net Income	$	(40,020.00)	$	(110,540.00)
Retained Earnings	$	-	$	(40,020.00)
Total Equity	$	-	$	-
Total Liabilities & Equity	$	-	$	-

Gypsee, Inc.
Consolidated Statement of Cash Flows
January 1, 2019 Through December 31, 2020

Cashflow from Operations			2019		2020
Net Income (Loss)	$		(40,020.00)	$	(110,540.00)
Plus: Depreciation	$		-	$	-
Other Operating Activities	$		-	$	-
Total Cashflows from Operations	$		(40,020.00)	$	(110,540.00)
Cashflows from Investing					
Investor Contributions	$		40,020.00	$	110,540.00
Investor Draws & Distributions	$		-	$	-
Total Cashflows from Investing	$		40,020.00	$	110,540.00
Cashflows from Financing					
Financing Activities	$		-	$	-
Total Cashflows from Financing	$		-	$	-
Beginning Cash Balance	$		-	$	-
Change in Cashflows	$		-	$	-
Year Cashflows	$		-	$	-
Cashflow for As of Year End	$		-	$	-

Gypsee, Inc.
Statement of Owners Equity
January 1, 2021 Through June 23, 2021

	2019		2020	
Owners Equity at Jan 1	$	-	$	-
Add				
Owner Contributions (common shares authorized at $0.00001 per share) $		20.00	$	40.00
Investor Capital Contributions $		40,000.00	$	110,500.00
Net Income $		(40,020.00)	$	(110,540.00)
Subtotal	$	-	$	-
Deduct				
Dividend Distributions $		-	$	-
Subtotal	$	-	$	-
Equity at Year End	$	-	$	-

Gypsee, Inc.
Statement of Income and Expense
January 1, 2019 Through December 31, 2020

		2019		2020
Revenue				
Subscription Revenues	$	-	$	-
Total Revenue	$	-	$	-
Cost of Goods Sold				
Cost of Goods Sold	$	-	$	-
Total Cost of Goods Sold	$	-	$	-
Gross Profit	$	-	$	-
Expenses				
Payroll and Wages	$	40,020.00	$	110,540.00
Total Expenses	$	40,020.00	$	110,540.00
Net Ordinary Income	$	(40,020.00)	$	(110,540.00)
Net Income	$	(40,020.00)	$	(110,540.00)

Exhibit B

Offering Page Found on Intermediary's Portal



PicMii Crowdfunding   My Account   My Campaigns   My Settings   New Campaign   Logout

Gypsee Travel

Gypsee is your vacation piggy bank. Not the best at saving, no worries let Gypsee do it for you all while planning your next big vacation. You choose the destination, pick the dates and invite your friends. We will handle the rest. Yes really. Our full service concierge team will book your flights, book your accommodations, provide you with a travel guide and a list of the best known and unknown activities to do while you're traveling.

Gypsee Ad
Watch later
Share
TRAVEL WITH FRIENDS SIMPLIFIED
Watch on YouTube

Progress: 0 %

Privacy & Cookies Policy

Funding Raised

$0.00

Funding Goal

$10,000-$250,000

Days Remaining

95 Days

Invest Now

Company Website   SAVE DEAL

Virtual Business Pitch   Market Projection   Communication Channel   Team   About

Business Description

Gypsee is a subscription based travel lifestyle brand. Simply choose your adventure, invite you friends, and we'll handle the rest.

This is Travel Simplified

No more stress, no time loss, no more endless research for deals or promos, no more collecting money from friends, splitting bills, or splintering headaches. This is how travel should be.

We do the Planning, You do the "Play"

Pick a destination, select your dates, and you're set. Invite your friends with one simple click, or go solo! We arrange the flights, accommodation for you.

Your Virtual Vacay Piggy Bank

Your Gypsee subscription functions as your personal travel savings account. Any money in your Gypsee account that is not committed to a trip is refundable.

Plan up to 3 Trips per year starting at $100/month.
Unlock up to 3 trips a year to over 20 destinations worldwide with your Gypsee subscription. You can pause or cancel your subscription at any time.

90 days
4 Nights
Tulum
New York

Security Type:

Equity Security

Price Per Share

$0.28

Shares For Sale

883,571

Regulatory Exemption:

Regulation Crowdfunding – Section 4(a)(6)

Deadline:

October 31, 2021

Minimum Investment Amount:

$100

Target Offering Range:

$10,000-$250,000

*If the sum of the investment commitments does not equal or exceed the minimum offering amount at the offering deadline, no securities will be sold and investment commitments will be cancelled returned to investors.

Form C Submission

Problem

Imagine opening your phone and booking a trip to Bali, Tulum, Las Vegas, or Iceland with 5 of your friends in under 30 seconds. Along with your hotels, flights, travel guides, and suggested activities already included. It is no surprise that this process is usually tedious and time consuming. Instead of spending 10-20 hours doing needless research for the best deals across various booking sites and experiencing the constant headaches that come when organizing times, dates, and money with friends, Gypsee handles these logistics for you, making booking trips easy.


We listened to our customers
Sara, designer
"Ease of planning a trip has become so difficult considering the ..."
Sara, traveller
"Planning a trip with friends is not the smatet thing I can do. It sucks"
Sara
"Ease of planning a trip has become so difficult considering the ..."
Sara
"Ease of planning a trip has become so difficult considering the ..."
Sara
"Ease of planning a trip has become so difficult considering the ..."

Solution

Instead of spending the average 10-20 hours doing needless research for the best deals across various booking sites and experiencing the constant headaches that come when organizing times, dates, and money with friends, Gypsee handles these logistics for you– making booking trips for yourself, with friends or loved ones incredibly easy.

This is possible by our incredibly easy and user friendly mobil application. We've spent countless days and months perfecting the user experience to make sure our travelers can plan a trip and invite their friends in under 180 seconds.


Your hassle-free connect to the world.
Pick a destination
Choose your dates
Invite your friends
4 Nights
October 15-19
Tulum
Hawaii
Las Vegas
New York City
Austin
Hawaii
Iceland
Oahu
Miami
gypsee.travel
gypsee.travel

Business Model

Gypsee offers affordable packages to accommodate all types of travelers.

$125 / Month

3 trips per year (3 domestic, 2 international)
Each trip is 3 days, 2 nights
Flights and hotel included (economy flights)
Hostel/Co-Living accommodations
Money Back on unused trips
Travel guide
Curated list of activities

$200 / Month

3 trips per year (3 domestic, 2 international)
Trips are 4 days, 3 nights for Domestic only, Trips are 5 days, 4 nights for international only
Flights and hotel included (economy class)
3.5+ star accommodations and higher
Money Back on unused trips

Business Model

Gypsee offers affordable packages to accommodate all types of travelers.

$125 / Month

3 trips per year (3 domestic, 2 international)
Each trip is 3 days, 2 nights
Flights and hotel included (economy flights)
Hostel/Co-Living accommodations
Money Back on unused trips
Travel guide
Curated list of activities

$200 / Month

3 trips per year (3 domestic, 2 international)
Trips are 4 days, 3 nights for Domestic only, Trips are 5 days, 4 nights for international only
Flights and hotel included (economy class)
3.5+ star accommodations and higher
Money Back on unused trips
Travel guide
Curated list of activities
1 paid activity included

$600 / Month

3 trips per year
Trips are 5 days, 4 nights
Flights and hotel included (business/first class)
4.5+ star accommodations and higher (Villas/Condos available)
Money Back on unused trips
Travel guide
Curated list of activities
2 paid activity included


Subscription Model
Built for the GenZ and Millineals travellers
gypsee.travel
Budget
$100
per month
Standard
$200
per month
Luxury
$600
per month
Hotel Type
Hostel / Shared
3.5+
4.5+
Hotel Type
Hotel Type
Hotel Type
Hotel Type
Dummy Text
Hotel Type
Hotel Type
Hotel Type
Dummy Text
Hotel Type
Hotel Type
Hotel Type
Dummy Text
Hotel Type
Hotel Type
Hotel Type

Traction & Customers

We launched 2 months ago with zero marketing and are already at $3,000 of monthly subscription revenue, growing at 22% month over month. We are on pace to reach 5000 users by 2023.

Investors

We have currently raised $100k from friends and family. We are pitching weekly and speaking to numerous investors to secure $250k for 5% equity.



Traction & Customers

We launched 2 months ago with zero marketing and are already at $3,000 of monthly subscription revenue, growing at 22% month over month. We are on pace to reach 5000 users by 2023.

Investors

We have currently raised $100k from friends and family. We are pitching weekly and speaking to numerous investors to secure $250k for 5% equity.



Terms

This is an offering of Common Stock, under registration exemption 4(a)(6), in Gypsee Inc.. This offering must raise at least $10,000 by October 31st, 2021 at 11:59pm ET. If this offering doesn't reach its target, then your money will be refunded. Gypsee Inc may issue additional securities to raise up to $250,000, the offering's maximum. The Company is offering up to 883,571 shares of Common Stock at $0.28 per share.

Dividend Rights

Holder of Common Stock are entitled to receive dividends, as may be declared from time to time by the board of directors out of legally available funds. We have never declared or paid cash dividends on any of our capital stock and currently do not anticipate paying any cash dividends after this offering or in the foreseeable future

Voting Rights and Proxy

Common stockholders are entitled to one vote for each share of Common Stock held at all meetings of stockholders. The subscription agreement that investors will execute in connection with this offering grants an irrevocable proxy to the Company's CEO to (i) vote all securities held of record by the investor (including any shares of the Company's capital stock that the investor may acquire in the future), (ii) give and receive notices and communications, (iii) execute any written consent, instrument or document that the CEO determines is necessary or appropriate at the CEO's complete discretion, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy will survive the death, incompetency and disability of an individual investor and, if an investor is an entity, will survive the merger or reorganization of the investor or any other entity holding the shares of Common Stock. The proxy will also be binding upon the heirs, estate, executors, personal representatives, successors and assigns of an investor (including any transferee of the investor). Any transferee of the investor becomes party to the subscription agreement and must agree to be bound by the terms of the proxy. The proxy will terminate upon the earlier of the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act covering the offer and sale of Common Stock, the effectiveness of a registration statement under the Exchange Act covering the Common Stock or five years from the date of execution of the subscription agreement. The full subscription agreement appears as an Exhibit H to this Offering Memorandum.

Right to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, after the payment of all of our debts and other liabilities, and the satisfaction of the liquidation preferences granted to the holders of preferred stock should any be issued in the future, the holders of Common Stock and the holders of preferred stock will be entitled to share ratably in the net assets legally available for distribution to stockholders.

Additional Rights and Preferences

Holders of Common Stock have no preemptive, conversion, anti-dilution or other rights, and there are no redemptive or sinking fund provisions application to Common Stock.

Risks

See Offering Statement; A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state

Risks

See Offering Statement; A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.
In making an investment decision, investors must rely on their examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.
These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Neither PicMii Crowdfunding nor any of its directors, officers, employees, representatives, affiliates, or agents shall have any liability whatsoever arising from any error or incompleteness of fact or opinion in, or lack of care in the preparation or publication of, the materials and communication herein or the terms or valuation of any securities offering.

The information contained herein includes forward-looking statements. These statements relate to future events or future financial performance and involve known and unknown risks, uncertainties, and other factors that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

Educational Material


REGULATION

March 15, 2021

Make Way Venture Capitalists – SEC Updates Regulation Crowdfunding

Some Background It is no secret that venture capitalists dominate the startup space. Most startups move forward at the whim of venture capitalists just to survive. And just as you...

PicMii Crowdfunding 0 0



February 15, 2021

The Form C

Form C - Everything You Need to Know Form C is a critical step in the crowdfunding process for all companies raising under Regulation Crowdfunding. Form C is a disclosure...

PicMii Crowdfunding 0 0


GENERAL

March 17, 2020

Types Of Securities

Types Of Securities Why do I care about the different security types available to me? Now that you are finding your inner venture capitalist, its critical that you understand what...

Braden Kline 0 0

PicMii Crowdfunding

About us
Equity Crowdfunding
Blog
Contact Us

Companies
Start Raising
Why Raise
How It Works
Company FAQs

Investors
Start Investing
Why Invest
How It Works
Investor FAQs

Resources
Terms
Privacy Policy
Issuer User Agreement
Investor User Agreement





Virtual Business Pitch | Market Projection | Communication Channel | Team | About

Andrew Thompson

Founder and CEO

Background

Andrew is a serial entrepreneur and an experienced programmer. He has extensive experience with founding, running and marketing successful businesses. He created the first Myspace profile editor in 2005, rocketing him to the top percent of Myspace users. Andrew has extensive experience coding in a variety of languages

Privacy & Cookies Policy



Alex Donley

Web Design and Application

Background

Alex is an engineer and earned his degree from James Madison University. Alex has extensive experience in web development at several fortune 500 companies.

Sriram 'Ram' Anne

Java and Android Developer

Background

Ram holds a bachelor's degree, First Class Distinction, in computer science from KL University and a master's degree in computer science from the Georgia Institute of Technology. He has several years' experience as a software engineer.



Atlás Blake

COO / Operations

Background

Atlás as a strong background in entrepreneurship, industrial design and user experience. Additionally, he practices leadership skills and has experience in developing various businesses. He has established three different organizations including an extremely successful co-living community. He has been working in the tech industry for the last seven years and is skilled in both hardware and software products and design.

Virtual Business Pitch | Market Projection | Communication Channel | Team | About

Market Projection

We created our market projections with the "Bottom-Up" approach. This allowed us to fine tune our market size and identify exactly who are customers are and market directly to them.

SOM – Serviceable Obtainable Market
2.1 Million

SAM -Serviceable Addressable Market
68 Million

TAM – Total Addressable Market
476 Million

Competition

While online travel agencies like Expedia, Priceline, and Kayak exist, none of these sites are designed for ease in planning. Rather, they price shopping sites, that involve hours of research, making it all the more difficult when planning with multiple friends. There are also subscription service companies like Inspirato, however, this is exclusive to the extremely rich. And while they provide discounts, they do not handle the logistics for you.

Next is BRB, our closest competitor. Unlike Inspirato, BRB does handle logistics, however, unlike Gypsee, it doesn't have seamless integration for group trips, there is no mobile app, and it is only available in Europe.

Gypsee is the only company in this space that handles the logistics with a seamless experience for inviting as many friends as you want with a single click. Countless destinations, 4 days, 3 nights, 3 times a year for $199/month. We do the planning, so you can focus on the play.



Legal Company Name

Gypsee Travel

Location

**275 E Hillcrest Drive
Suite 160-205
Thousand Oaks, California
91360**

Number of Employees

4

Incorporation Type

C-Corp

State of Incorporation

Delaware

Date Founded

February 1, 2019

Exhibit C

Subscription Agreement

THE SECURITIES OFFERED BY THIS SUBSCRIPTION AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") OR ANY STATE SECURITIES LAWS, AND, UNLESS SO REGISTERED, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND ANY APPLICABLE STATE SECURITIES LAWS.

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOST THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4(e). THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

Gypsee, INC. COMMON STOCK SUBSCRIPTION AGREEMENT

The undersigned ("**Subscriber**") hereby tenders this subscription ("**Subscription Agreement**") to Gypsee, Inc., a Delaware corporation (the "**Company**"), on the terms and conditions set forth below:

1. Subscription. Subject to the terms and conditions of this Subscription Agreement, Subscriber hereby: (a) subscribes to purchase from the Company the number of shares of common stock of the Company (the "**Common Stock**") set forth on the signature page of this Subscription Agreement (the "**Shares**"); and (b) agrees to pay to the Company, upon Subscriber's execution of this Subscription Agreement, an amount equal to $.28 per Share (the "**Purchase Price**"), via

check, wire transfer, ACH, Debit/Credit Card, or Bitcoin/Ethereum payable (as the Company shall direct) to the Company.

a. By executing this Subscription agreement, Subscriber acknowledges that Subscriber has received this Subscription agreement, a copy of the Offering Statement filed with the SEC and any other information required by the Subscriber to make an investment decision.

b. The aggregate number of Securities sold shall not exceed 883,571 (the "Oversubscription Offering"). The Company may accept subscriptions until October 31st, 2021, (the "Offering Deadline"). Provided that subscriptions for 35,715 Securities ($10,000 in investments) are received (the "Target Offering Amount"), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Offering Deadline (each a "Closing Date").

2. <u>Acceptance.</u> The Company has the right to accept or reject Subscriber's subscription in its sole and absolute discretion. The subscription will be accepted only when the Company countersigns this Subscription Agreement. Subscriber understands and agrees that, if this Subscription Agreement is accepted, it may not be cancelled, revoked or withdrawn by Subscriber. If this offer to buy Shares is rejected by the Company or is withdrawn by Subscriber in writing prior to acceptance by the Company, such portion of the Purchase Price as has been received by the Company in connection with this Subscription Agreement will be returned to Subscriber without interest, and Subscriber will cease to have any interest in, or rights with respect to, the Shares.

3. Purchase Procedure.

a. Payment. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the intermediary.

b. Escrow arrangements. Payment for the Securities shall be received by Prime Trust LLC (the "Escrow Agent") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable closing. Upon such Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice upon Closing.

4. <u>Representations, Warranties and Agreements</u>. Subscriber makes the following representations, warranties, acknowledgments and agreements in order to induce the Company to accept this subscription:

(a) <u>Authorization</u>. Subscriber has full power and authority to enter into this Subscription Agreement, and when executed and delivered by Subscriber, will constitute valid and legally binding obligations of Subscriber, enforceable in accordance with their terms, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and any other laws of general application affecting enforcement of creditors' rights generally, and as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

(b) Purchase Entirely for Own Account. This Subscription Agreement is made with Subscriber in reliance upon Subscriber's representation to the Company, which by Subscriber's execution of this Subscription Agreement, Subscriber hereby confirms, that the Shares to be acquired by Subscriber will be acquired for investment for Subscriber's own account, not as a nominee or agent, and not with a view to the resale or distribution of any part thereof, and that Subscriber has no present intention of selling, granting any participation in, or otherwise distributing the same in violation of applicable securities laws. By executing this Subscription Agreement, Subscriber further represents that Subscriber does not presently have any contract, undertaking, agreement or arrangement with any person or entity to sell, transfer or grant participations to such person or entity or to any third person or entity, with respect to any of the Shares. In an entity, Subscriber has not been formed for the specific purpose of acquiring the Shares.

(c) Disclosure of Information. Subscriber and his, her or its attorneys and/or advisors have had an opportunity to obtain information concerning the Company and have had an opportunity to ask questions of and receive answers from authorized representatives of the Company concerning the Company, the offering and sale of the Shares and any other relevant matters pertaining to this investment, and in all instances have been afforded the opportunity to obtain such additional information as necessary to verify the accuracy of the information that was otherwise provided.

Subscriber has read the Offering Statement. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Statement. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

(d) Restricted Securities. Subscriber understands that the Shares have not been, and will not be, registered under the Securities Act, by reason of a specific exemption from the registration provisions of the Securities Act which depends upon, among other things, the bona fide nature of the investment intent and the accuracy of Subscriber's representations as expressed herein. Subscriber understands that the Shares are "restricted securities" under applicable U.S. federal and state securities laws and that, pursuant to these laws, Subscriber must hold the Shares indefinitely unless they are registered with the Securities and Exchange Commission and qualified by state authorities, or an exemption from such registration and qualification requirements is available. Subscriber acknowledges that the Company has no obligation to register or qualify the Shares for resale. Subscriber further acknowledges that if an exemption from registration or qualification is available, it may be conditioned on various requirements including, but not limited to, the time and manner of sale, the holding period for the Shares, and on requirements relating to the Company which are outside of Subscriber's control, and which the Company is under no obligation and may not be able to satisfy.

(e) <u>Illiquidity and Continued Economic Risk</u>. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

Subscriber is aware of the adoption of Rule 144 by the Securities and Exchange Commission under the Securities Act, which permits limited public resales of securities acquired in a non-public offering, subject to the satisfaction of certain conditions, including (without limitation) the availability of certain current public information about the issuer, the resale occurring only after the holding period required by Rule 144 has been satisfied, the sale occurring through an unsolicited "broker's transaction," and the amount of securities being sold during any three-month period not exceeding specified limitations. Subscriber acknowledges and understands that the conditions for resale set forth in Rule 144 have not been satisfied and that the Company has no plans to satisfy these conditions in the foreseeable future.

Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

(i)   To the Company;
(ii)   To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act
(iii)   As a part of an offering registered under the Securities At with the SEC; or
(iv)   To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(f) <u>No Violations</u>. Subscriber will not sell, transfer, or otherwise dispose of the Shares in violation of this Subscription Agreement, the Securities Act, the Securities 3 Exchange Act of 1934, or the rules promulgated thereunder, including Rule 144 under the Securities Act.

(g) <u>Securities Law Restrictions</u>. Regardless of whether the offering and sale of Shares under this Subscription Agreement have been registered under the Securities Act or have been registered or qualified under the securities laws of any state, the Company at its discretion may impose restrictions upon the sale, pledge or other transfer of the Shares (including the placement of appropriate legends on stock certificates, if any, or the imposition of stop-transfer instructions) if, in the judgment of the Company, such restrictions are necessary or desirable in order to achieve compliance with the Securities Act, the securities laws of any state or any other law.

(h) <u>Rights of the Company</u>. The Company shall not be required to (i) transfer on its books any Shares that have been sold or transferred in contravention of this Subscription Agreement or (ii) treat as the owner of Shares, or otherwise to accord voting, dividend or liquidation rights to, any transferee to whom Shares have been transferred in contravention of this Subscription Agreement.

(i) <u>No Public Market</u>. Subscriber understands that no public market now exists for the Shares, and that the Company has made no assurances that a public market will ever exist for the Shares.

(j) <u>Legends</u>. Subscriber understands that the Shares are issued and issuable in uncertificated form, but that the Board of Directors of the Company may authorize the issuance of stock certificates at any time, and if so authorized, such stock certificates representing the Shares will bear such legend as the Board of Directors of the Company then determines appropriate, including the following example legend:

"THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 AND HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO, OR IN CONNECTION WITH, THE SALE OR DISTRIBUTION THEREOF. NO SUCH TRANSFER MAY BE EFFECTED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO OR AN OPINION OF COUNSEL IN A FORM SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT OF 1933."

(k) <u>Investor Limits</u>. Subscriber is either an accredited investor as defined in Rule 501(a) of Regulation D promulgated under the Securities Act or is investing within their investor limits as defined in 4(a)(6) of Regulation CF.

(l) <u>Speculative Investment</u>. Subscriber is aware that an investment in the Shares is highly speculative and Subscriber could lose his, her or its entire investment and Subscriber's financial condition is such that Subscriber is able to bear the economic risks of investment in the Shares, including the risk of loss of Subscriber's entire investment in the Shares should the Shares become worthless, taking into consideration the limitations on resale of the Shares.

(m) <u>Financial Experience</u>. Subscriber, by reason of his, her or its business or financial experience or by reason of the business or financial experience of his, her or its 4 financial advisor is capable of evaluating the risks and merits of an investment in the Shares and of protecting his, her or its own interests in connection with this investment.

(n) Proxy. The subscriber hereby appoints the Chief Executive Officer of the Company (the "CEO"), or his or his successor, as the Subscriber's true and lawful proxy and attorney, with the power t and on behalf of the Subscriber, (i) vote all Securities held of record by the Subscriber (including any shares of the Company's capital stock that the Subscriber may acquire in the future), (ii) give and receive notices and communications, (iii) execute any written consent, instrument or document that the CEO determines is necessary or appropriate at the CEO's complete discretion, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act covering the offer and sale of Common Stock, the effectiveness of a registration statement under the Securities Exchange Act covering the Common Stock, or five years after the execution of this Subscription Agreement. The CEO is an intended third-party beneficiary of this Section and has the right, power and authority to enforce the provisions hereof as though he or she was a party hereto.

(1) Other than with respect to the gross negligence or willful misconduct of the CEO, in his or her capacity as the Subscriber's true and lawful proxy and attorney pursuant to this Section (collectively, the "Proxy"), the Proxy will not be liable for any act done or omitted in his, her or its capacity as representative of the Subscriber pursuant to this instrument while acting in good faith, and any act done or omitted pursuant to the written advice of outside counsel will be conclusive evidence of such good faith. The Proxy has no duties or responsibilities except those expressly set forth in this instrument, and no implied covenants, functions, responsibilities, duties, obligations or liabilities on behalf of the Subscriber otherwise exist against the Proxy. The Subscriber shall indemnify, defend and hold harmless the Proxy from and against any and all losses, liabilities, damages, claims, penalties, fines, forfeitures, actions, fees, costs and expenses (including the fees and expenses of counsel and experts and their staffs and all expense of document location, duplication and shipment) (collectively, "Proxy Losses") arising out of or in connection with any act done or omitted in the Proxy's capacity as representative of the Subscriber pursuant to this instrument, in each case as such Proxy Losses are suffered or incurred; provided, that in the event that any such Proxy Losses are finally adjudicated to have been directly caused by the gross negligence or willful misconduct of the Proxy, the Company shall reimburse the Subscriber the amount of such indemnified Proxy Losses to the extent attributable to such gross negligence or willful misconduct (provided that the Proxy's aggregate liability hereunder shall in no event exceed the Purchase Price). In no event will the Proxy be required to advance his, her or its own funds on behalf of the Subscriber or otherwise. The Subscriber acknowledges and agrees that the foregoing indemnities will survive the resignation or removal of the Proxy or the termination of this instrument.

(2) A decision, act, consent or instruction of the Proxy constitutes a decision of the Subscriber and is final, binding and conclusive upon the Subscriber. The Company, shareholders of the Company and any other third party may rely upon any decision, act, consent or instruction of the Proxy as being the decision, act, consent or instruction of the Subscriber. The Company, shareholders of the Company and any other third party are hereby relieved from any liability to any person for any acts done by them in accordance with such decision, act, consent or instruction of the Proxy

(3) The Subscriber hereby agrees to take any and all actions determined by the Company's board of directors in good faith to be advisable to reorganize this instrument and any Securities held by

the Subscriber into a special-purpose vehicle or other entity designed to aggregate the interests of holders of Securities issued in this Offering.

(4) If any provision of this Proxy or any part of any this Section 5 is held under any circumstances to be invalid or unenforceable in any jurisdiction, then (a) such provision or part thereof shall, with respect to such circumstances and in such jurisdiction, be deemed amended to conform to applicable laws so as to be valid and enforceable to the fullest possible extent, (b) the invalidity or unenforceability of such provision or part thereof under such circumstances and in such jurisdiction shall not affect the validity or enforceability of such provision or part thereof under any other circumstances or in any other jurisdiction, and (c) the invalidity or unenforceability of such provision or part thereof shall not affect the validity or enforceability of the remainder of such provision or the validity or enforceability of any other provision of this Proxy. Each provision of this proxy is separable from every other provision of this proxy, and each part of each provision of this Proxy is separable from every other part of such provision.

(o) <u>No General Solicitation</u>. Neither Subscriber, nor any of its partners, shareholders, members, directors, managers, officers, employees, agents or representatives, as applicable, has either directly or indirectly, including, through a broker or finder (a) engaged in any general solicitation, or (b) published any advertisement in connection with the offer and sale of the Shares.

(p) <u>Residence</u>. If Subscriber is an individual, then Subscriber resides in the state identified in the address of Subscriber set forth on the signature page of this Subscription Agreement; if Subscriber is a partnership, corporation, limited liability company or other entity, then the office or offices of Subscriber in which its principal place of business is identified in the address or addresses of Subscriber set forth on the signature page of this Subscription Agreement.

(q) <u>Indemnification</u>. Subscriber agrees to indemnify, defend and hold harmless the Company and its shareholders, directors, officers, employees, agents and representatives from and against all damages, losses, costs and expenses (including reasonable attorneys' fees) which they may incur by reason of the failure of Subscriber to fulfill any of the terms or conditions of this Subscription Agreement, or by reason of or attributable to any breach of the representations and warranties made by Subscriber herein, or in any document provided by Subscriber to the Company or the fact that any of such representations and warranties or acknowledgments and understandings set forth herein or therein are untrue or without adequate factual basis to be considered true and not misleading.

(r) <u>Choice of Law</u>. This Subscription Agreement, its construction and the determination of any rights, duties or remedies of the parties arising out of, or relating to, this Subscription Agreement shall be governed by the internal laws of the State of Delaware.

(s) <u>Entire Agreement</u>. The terms of this Subscription Agreement are intended by the parties as the final expression of their agreement with respect to the terms included in this Subscription Agreement and may not be contradicted by evidence of any prior or contemporaneous agreement, arrangement, understanding, representations, warranties, covenants or negotiations (whether oral or written).

(t) <u>No Waiver</u>. No waiver or modification of any of the terms of this Subscription Agreement shall be valid unless in writing. No waiver of a breach of, or default under, any provision of this Subscription Agreement shall be deemed a waiver of such provision or of any subsequent breach or default of the same or similar nature or of any other provision or condition of this Subscription Agreement.

(u) <u>Counterparts</u>. This Subscription Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

(v) <u>Electronic Execution</u>. A signed copy of this Subscription Agreement, including in Portable Digital Format (.pdf) or other digital format, delivered by facsimile, e-mail or other means 5 of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Subscription Agreement.

(w) <u>Expenses</u>. Each party shall pay all of the costs and expenses that it incurs with respect to the negotiation, execution, delivery, and performance of this Subscription Agreement.

(x) <u>Survival</u>. All representations, warranties and covenants contained in this Subscription Agreement shall survive acceptance of the subscription.

(y) <u>Gender and Number</u>. Terms used in this Subscription Agreement in any gender or in the singular or plural include other genders and the plural or singular, as the context may require. If Subscriber is an entity, all reference to "him" and "his" or "her" and "hers" shall be deemed to include "it" or "its" and vice versa.

(z) <u>Foreign Investors.</u> If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

%%PAGE_BREAK%%

SIGNATURE PAGE

Subscriber subscribes for the number of Shares set forth below. This Subscription Agreement and the representations, warranties, acknowledgements, and agreements contained in this Subscription Agreement shall be binding upon the successors and assigns of Subscriber.

Subscribers, sign below:

Investor Type: %%INVESTOR_TYPE%%

Subscriber Details: %%SUBSCRIBER_DETAILS%%

Number of Shares: %%UNIT_COUNT%%

Purchase Price: %%UNIT_PRICE%%

Funds tendered: %%AMOUNT%% (Payable to "Gypsee Inc."), which shall be tendered by wire transfer, ACH, Debit/Credit, or Bitcoin/Ethereum of immediately available funds to the Company's account specified by the Company.

Gypsee, Inc., a Deleware corporation (the "Company") hereby accepts the subscription of %%AMOUNT%% for %%UNIT_COUNT%% shares of common stock of the Company as of the date set forth below.

COMPANY: Gypsee

Subscriber: %%INVESTOR_SIGNATURES%%

Issuer:%%ISSUER_SIGNATURE%%

Date:%%NOW%%

Corporate Bylaws

BYLAWS OF GYPSEE, INC.

1. Stockholders

1.1. Annual meetings. Annual meetings of the stockholders of Gypsee, Inc. ("**Gypsee**"), as provided in the General Corporation Law of Delaware Section 221 ("**GCL**" §221) are to be held for electing Directors, and for any other proper business of Gypsee, at a place and time to be designated by its Board of Directors (the "**Board**"). The first annual meeting is to be within 13 months of incorporation, with each subsequent meeting within 13 months of the one before.

1.2. Special meetings. A special meeting of Gypsee's stockholders may be called at any time by: (a) a majority of authorized members of the Board ("**Directors**") with the number required for a majority not diminished by any

Board vacancies), (b) the Board's Chairperson, if any, (c) Gypsee's Chief Executive Officer (or if no CEO, its

President), or (d) stockholders entitled in aggregate to cast at least 10% of the votes at that meeting. To be effective, special meeting requests must be made in writing, specifying the time, place, and nature of business to be transacted, with notice to Gypsee's Board Chairperson, CEO, President, or Secretary, who in turn are to provide notice to all stockholders entitled to attend. Only business for the purpose stated in the notice may be transacted at a special meeting.

1.3. Notice. Per GCL §222, written notice of each stockholder meeting is to be given by Gypsee to stockholders not less than 10 days nor more than 60 days prior to any meeting date to all stockholders entitled to vote, stating the time and place of the meeting, any provisions for remote participation, and in the case of special meetings the purpose of the meeting.

1.4. Quorum. Per GCL §216, votes may only take place at a stockholder meeting attended by a quorum. At any stockholder meeting, a quorum is met by the presence in person or by proxy of stockholders holding a majority of all shares of stock entitled to vote at the meeting. Where a separate vote by one or more classes of stock is required for a particular matter, a majority of the outstanding shares of those classes entitled to vote is considered a quorum with respect to that matter. If there is no quorum, the meeting chair or the holders by majority vote of shares that are present (in person or by proxy) may adjourn the meeting to another place or time. If a notice is sent to all stockholders entitled to vote at the adjourned meeting stating that all present will constitute a quorum, then no minimum quorum will be required for the adjourned meeting, and all matters may be determined by majority vote cast there.

1.5. Conduct of business. A person designated by the Board or, in their absence, Gypsee's CEO (or in their absence, a person chosen at the meeting) are to chair the meeting. The Secretary of Gypsee, or a person designated by them or the Board or else chosen at the meeting, are to be secretary of the meeting. The meeting chair is to call the meeting to order, determine the order of business and procedure of meeting, and regulate the manner of voting and conduct of discussion. The meeting secretary is to record the general nature of discussion, record votes, and prepare and certify meeting minutes.

1.6. Remote participation. As permitted by GCL §211(a)(2), unless otherwise determined by the Board, stockholders may participate in stockholder meetings by teleconference, video conference, online conference, or other means by which all participants may read or hear the proceedings in real time, participate in those proceedings, and vote (which votes are to be recorded by Gypsee).

1.7. Adjourned meeting. Any stockholder meeting may be adjourned to reconvene at the same or another place, with no further notice required of any matter announced at the meeting at which adjournment is taken, except that if the date of the adjourned meeting is more than 30 days after the meeting originally noticed, or if a new record date is fixed for the adjourned meeting, the time and place of the adjourned meeting must be noticed. Any business that might have been transacted at the original meeting may be transacted at the adjourned meeting.

1.8. Voting

1.8.1. Per GCL §216, stockholders may vote in person or by proxy. Each has one vote per each share of stock entitled to vote on the matter in question and registered in that person's name as of the record date for the meeting, except as may be provided in these Bylaws or otherwise required by law (for example, by GCL §217, pertaining to fiduciaries, pledgors, and joint stock owners, and GCL §218, pertaining to voting trusts and other voting agreements).

1.8.2. Except as may be required by law, these Bylaws, or Gypsee's Certificate of Incorporation (the "**Certificate**"), elections of Directors are to be by plurality of eligible votes cast, and all other matters are to be determined by majority of eligible votes.

1.8.3. Votes may be by voice or written ballot, except that on demand of any stockholder eligible to vote on a matter, votes are to be by ballot, stating the name of the stockholder or proxy and any other information that may be required according to the voting procedure, and counted by an inspector appointed by the meeting chair. The Board, or the chair, may establish policies to authenticate, count, and record votes made remotely, electronically, or online, including gathering information from which it can be determined that the vote in question was authorized by the stockholder or proxy holder.

1.9. Written Action

1.9.1. Per GCL §228, all stockholder actions may be made by signed, written consent in lieu of holding a meeting, without prior notice and without a vote, if done by the holders of outstanding stock having at least the minimum votes that would have been necessary at a meeting at which all shares entitled to vote were present and voted.

1.9.2. Electronically transmitted and online consents to an action, made by a stockholder or proxy holder, are deemed written if they have an electronic signature that is either dated or for which the signature date or the transmission date can be derived. The Board is to establish a procedure for determining that consents are made by the applicable stockholders, proxy holders, or persons authorized to act on their behalf, for accepting electronically transmitted and online consents, and for recording and making each consent part of its books and records.

1.9.3. Per GCL §211(b), actions by written consent for the election of Directors must be unanimous, except if all of the directorships to which Directors could be elected at an annual meeting held at the effective time of such action are vacant and are filled by such action.

1.9.4. Per GCL §228(e), if an action is taken by less than unanimous written consent, prompt notice is to be given to stockholders who have not consented in writing and who would have been entitled to notice of a meeting, the record date of which was the date sufficient written consents to approve the action were received by Gypsee. If the action is one for which a certificate would be required under GCL if approved by stockholders at a meeting, then unless GCL requires otherwise a certificate is to be filed which states that written consent was given in accordance with GCL §228.

1.10. Proxies. Per GCL §212, each stockholder entitled to vote at a meeting or by written consent may authorize another party to act for them by proxy, via a written instrument or a transmission permitted by law filed according to procedures established for the meeting or consent in question. No proxy authorization may be voted or acted on after three years from its date unless it provides for a longer period. To be irrevocable a proxy must be coupled with an interest that is sufficient by law, per GCL §212(e).

1.11. Stock list. Per GCL §219, a complete list of stockholders entitled to vote at any meeting, including the address of each and the number of shares registered in their name, is to be made available for the examination of any stockholder on demand, at least 10 days prior to the meeting, for any purpose germane to the meeting. The list is also to be made available for the duration of the meeting, and presumptively determines the identity of those stockholders entitled to vote and their number of votes.

2. Directors

Pursuant to GCL §141, the Board operates as follows.

2.1. Powers of the Board. The Board manages the business and affairs of Gypsee, directly or by delegating authority to committees and Officers as provided by these Bylaws. Except as otherwise provided in the Certificate or GCL, the Board has the power to do anything that may be done by Gypsee, including among other things:

- Declaring dividends;

- Buying property, rights, or privileges, on terms it determines;

- Authorizing the creation, issuance, and sale, of negotiable or non-negotiable, secured or unsecured written obligations, and doing all things necessary for issuing them;

-

- Appointing and removing Gypsee's Officers with or without cause, and assigning duties among its Officers;

Conferring on any Officer the power to appoint, remove, and suspend subordinate Officers, employees, and agents;

- Adopting employment, contractor, stock purchase, stock option, bonus, profit sharing, and other compensation plans and agreements, and adopting insurance, retirement, and other benefit plans, for Officers, Directors, employees, and agents of Gypsee and its subsidiaries, in some cases subject to the approval of stockholders;

- Issuing and selling shares of stock of Gypsee, as well as debt and equity convertible into stock, subject to any limits established by the Certificate;

- Conferring on any Officer the power to issue and sell shares of stock, or to grant stock options, to employees, contractors, advisors, strategic partners, and others, and to set vesting conditions and other provisions and agreement terms with respect thereto;

-

- Adopting policies and regulations for managing Gypsee's business and affairs; and All other powers described or implied by GCL §122 and GCL §123.

2.2. Number. The Board initially has 1 Director. Thereafter, the Board may fix the number of Directors from time to time at a number greater than 1 by an action adopted by a majority of authorized Directors (with the number required for a majority not to be diminished by any Board vacancies), as may be limited by the Certificate.

2.3. Term. Each Director is to hold office until their successor is elected and qualified, or until their death, resignation, retirement, disqualification, or removal. Directors may resign at any time by written notice, effective when delivered unless the resignation specifies date that is in the future or conditioned on the happening of an event.

2.4. Elections. Except as provided in Section 2.7 of these Bylaws, Directors are to be elected at annual meetings of the stockholders.

2.5. Qualification. The Certificate or these Bylaws may prescribe qualifications for Directors. Unless otherwise specified they need not be stockholders of Gypsee.

2.6. Removal. Any Director, or the entire Board, may be removed at any time, with or without cause, by affirmative vote of the holders of a majority of the voting power of then-outstanding stock entitled to vote in the election of Directors, voting together as a single class, except as may be limited in the Certificate or any agreement among the stockholders. Vacancies resulting from a removal under this section may be filled either by the Board under the provisions of Section 2.7, or else by a vote of those stockholders entitled to vote for the office of the Director so removed, at a special meeting duly called for the purpose.

2.7. Vacancies. Vacancies due to an increase in the number of authorized Directors, or for any cause other than removal by vote of stockholders, may be filled only by majority vote of Directors then in office, even if less than a quorum. In the event the vacancy applies to a Director who is to be elected by holders of a particular class or series of stock according to the Certificate, the vote to fill that vacancy is restricted to those Directors, if any, who were similarly elected. Directors elected to fill a vacancy are to serve a term lasting until the next annual stockholders meeting. Decreases in the number of authorized Directors do not serve to shorten the term of or otherwise remove any Director then in office. If at any time there are no Directors in office, or there is a provision in the Certificate to elect one or more Directors by vote of a particular class or series of stock, but no Directors in office who satisfy that provision, then any stockholder entitled to vote for a Director to fill that position may call a special meeting of stockholders, in accordance with these Bylaws and the Certificate, or else may apply to the Delaware Court of Chancery for a decree summarily ordering an election per the provisions of GCL §211. If at the time of filling any vacancy the number of Directors then in office is less than a majority of the number of Directors authorized (as determined immediately prior to any increase in the number of authorized Directors), any stockholders holding in aggregate at least 10% of the voting stock of Gypsee entitled to vote for such Directors may also petition the Delaware Court of Chancery to summarily order an election to fill any such vacancies, or to replace the Directors chosen by the Directors then in office.

2.8. Compensation. Initially there is no compensation for Directors. Unless otherwise restricted by the Certificate, the Board may fix the compensation of Directors, or determine that there is no compensation.

2.9. Regular meetings. Regular meetings of the Board are to be held at places and times established by the Board and publicized among all Directors. Notices of meetings are not required.

2.10. Special meetings. Special meetings of the Board may be called by a majority of Directors then in office, by the Chairperson of the Board, or by the CEO, at a place and time fixed by the party calling the meeting. Notice of special meetings is to be given in writing 24 hours before the meeting, unless waived by the recipient. Any and all business of the Board may be transacted at a special meeting unless the notice of meeting indicates otherwise.

2.11. Quorum. A quorum of the Board shall mean a majority of Directors then in office, not counting any vacancies, provided that per GCL §141(b) in no case shall fewer than 1/3 of the total number of Directors constitute a quorum. Votes of the Board are approved if made by a majority of Directors present at any meeting at which a quorum is present, except as otherwise specifically provided by the GCL, these Bylaws, and the Certificate. If a quorum is initially met, voting may continue despite the withdrawal of Directors, so long as approvals are made by at least a majority of the required quorum for that meeting. If there is no quorum, a majority of those present may adjourn the meeting to another place or time without further notice requirement.

2.12. Remote participation. Unless otherwise restricted by these Bylaws or the Certificate, participants in meeting of the Board or any committee designated by the Board may attend by teleconference, video conference, online conference, or other means by which all participants may read or hear the proceedings in real time, participate in those proceedings, and vote.

2.13. Conduct of business. Board meetings are to be presided over by the Chairperson of the Board, or in their absence the Vice Chairperson if any, or by a person designated by the Board or chosen at the meeting.

2.14. Action by written consent. Unless otherwise restricted by the Certificate or these Bylaws, any action required or permitted to be taken at a meeting of the Board or its committees, including among other things any votes, resolutions, acknowledgements, and consents, may be taken without a meeting if all Directors or committee members entitled to vote on the action consent in writing to the action.

2.15. Minutes. The Secretary of Gypsee, or a person designated by them or the Board or else chosen at the meeting, are to be secretary of the meeting, responsible for recording meeting notes (including all votes), and either certifying those minutes or circulating them for written approval. The Secretary is to enter those certified or approved minutes, along with any written actions, in the books and minutes of Gypsee.

2.16. Committees. Pursuant to GCL §141(c)(2), the Board may by majority vote designate one or more Board committees, each consisting of one or more of Gypsee's Directors. Committees, to the extent permitted by these Bylaws and designated by the Board, may exercise all powers and authority of the Board in managing the business and affairs of Gypsee, except that no committee has the power or authority to: (a) approve or adopt, or recommend to the stockholders, any action (other than electing and removing Directors) that is expressly required by the GCL to be approved by stockholders, or to: (b) amend these Bylaws. The Board may also designate alternate members to replace any absent or disqualified committee members. The members of a committee who are present and not disqualified from voting may appoint a replacement member for any who are absent or disqualified. Each committee may determine procedural rules for meeting and conducting business, and is to act according to its own rules except as provided by these Bylaws and GCL. A single committee member is a quorum for committees of one or two members, and 1/3 of all committee members entitled to vote on a given matter are a quorum for committees made of 3 or more members. Committees are to keep regular minutes, and to report their minutes to the Board as required. Committees may create subcommittees, each consisting of one or more members of the committee, and delegate some or all of its powers to the subcommittee.

3. Officers

Pursuant to GCL §142, the Board delegates the management of Gypsee to its Officers, as follows.

3.1. Initial Officers. The Officers of Gypsee are to include the following, listed below. Powers and duties are stated here in general terms, intended to include those normally vested in the offices described. Each Officer will have such other powers and duties that may be established by the Board or these Bylaws, and is subject to control and supervision by the Board, which may delegate the powers or duties of any Officer to any other officers or agents.

- A **President**, who is the general manager and chief executive of Gypsee and who has general supervision, direction, and control of the business and officers of Gypsee. The President is to preside at all meetings of the stockholders, and is an ex officio member (meaning, a member by virtue of their status as President) of all standing committees of the Board, including any executive committee. Unless separately designated or appointed by the Board, the position of "**Chief Executive Officer**" (or "**CEO**") is coextensive with that of President.

-

A **Chief Financial Officer** (or "**CFO**"), who is to keep and maintain the accounting books and records of

Gypsee, who is to manage and be signatory to Gypsee's bank accounts, disburse all funds that may be ordered by the Board, and to make plans for and report on Gypsee's finances. Unless separately designated or appointed by the Board or the CEO, the position of "**Treasurer**" is coextensive with that of Chief Financial Officer.

- A **Secretary** to keep the books and records of Gypsee (other than financial and accounting records), including minutes of the proceedings of the Board and its committees, proceedings of stockholder meetings, records of votes, actions by written consent, and notices, as well as records of ownership of the stock, options, and other securities issued by Gypsee. The Secretary is to record and certify these matters to others as directed by the Board.

- Optionally, a **Chairperson** (Alternately, "Chairman" or "Chair") of the Board, and as a further option, a and

Vice Chairperson, to preside over meetings of the Board. Such designations are attributes of Directorship, and not Officer positions.

3.2. Appointment. The above positions are to be appointed and vacancies filled by election of the Board. The Board may appoint, or empower the CEO to appoint, additional subordinate officers and agents of Gypsee, including one or more Vice Presidents, Assistant Treasurers, Assistant Secretaries, and other officer positions. Any number of officer positions may be held by the same person.

3.3. Term. Each Officer is to hold office from the effective date of their appointment until their successor is elected and qualified, or until their earlier resignation or removal (including removal by elimination of their position). The Board may remove any Officer at any time, with our without cause. Resignations of officers may be given in writing, and are effective when delivered unless the resignation otherwise specifies a date that is in the future or determined upon the happening of an event. Resignations need not be accepted to be effective. The CEO, and any Officer who appointed another Officer, may remove that other Officer at any time with or without cause, except that they may not without Board approval remove Officers appointed by the Board.

3.4. Securities of other companies. Unless the Board otherwise directs, Gypsee's CEO or any Officer authorized by the CEO has the power to vote and otherwise act on behalf of Gypsee, in person and by proxy, in exercising voting and other stockholder rights with respect to any securities Gypsee may hold in other companies.

4. Indemnification

Pursuant to and subject to GCL §145, Gypsee extends the following indemnification protections.

4.1. Proceedings. Gypsee, by this Bylaw, indemnifies and holds harmless any person (each an "**Indemnified Party**") threatened or made party to an action, suit, or proceeding, whether civil, criminal, private, administrative, or investigative, and whether threatened, pending, or completed (a "**Proceeding**") including those by or in the right of Gypsee, by reason that such person (or a person of whom that person is or was a legal representative) is or was serving in the official capacity of a Director, Officer, or incorporator of Gypsee, or is or was serving at the request of Gypsee as a Director, Officer, employee or agent of another corporation, partnership, joint venture, trust, or other enterprise, including service with respect to employee benefit plans, whether the basis of the Proceeding is such person's alleged actions in such service, or in any other capacity while so serving.

4.2. Extent of indemnification. Such indemnification shall be to the fullest extent permitted by GCL against all expenses (including attorney fees), judgments, fines, excise taxes, citations, penalties, amounts paid or to be paid in settlement, and amounts expended seeking indemnification granted to the Indemnified Party under applicable law, these Bylaws, or any agreement with Gypsee, actually and reasonably incurred by that person in connection with a Proceeding, to the extent the person's conduct relative to the events that are the subject of the Proceeding was in good faith and reasonably believed by the person to be not against the best interests of Gypsee, and with respect to any Proceeding that is criminal in nature, was reasonably not believed by that person to be unlawful. The termination of any Proceeding by judgment, order, settlement, fine, citation, penalty, excise tax assessment, conviction, or upon a plea of nolo contendere or its equivalent, does not by itself create a presumption against any of the three foregoing conditions (good faith, believed not opposed to Gypsee's interests, not believed to be unlawful). This indemnity provision does not apply to breaches of fiduciary duty arising from a stockholder's sale or attempted sale of stock to an entity hostile to Gypsee.

4.3. Limitation. Subject to the GCL, Gypsee is not obliged to indemnify any person under this section in connection with any Proceeding (or part of a Proceeding): (a) for which payment has actually been made to or on behalf of the Indemnified Party under any statute, insurance policy, or alternate indemnity provision, except as to any excess beyond the amount paid; (b) for an accounting or disgorgement of profits under Section 16(b) of the Securities Exchange Act of 1934 or similar provision of law (the "**1934 Act**"), if the Indemnified Party is held liable (including by settlement); (c) for any reimbursement or claw-back of a bonus or other incentive-based or equity-based compensation paid the Indemnified Party, or from profits realized by the Indemnified Party from the sale of Gypsee securities as required by the 1934 Act, including those arising from accounting restatements of Gypsee or profits arising from an improper sale of securities pursuant to Sections 304 and 306 of the Sarbanes-Oxley Act of 2002, if the Indemnified Party is held liable (including by settlement); (d) initiated by the Indemnified Party, including
Proceedings against Gypsee, its Directors, Officers, employees, agents, or other indemnified parties, unless (i) the Board authorized the Proceeding or relevant part of the Proceeding prior to initiation, (ii) Gypsee provides the indemnification at its sole discretion pursuant to its powers under applicable law, or (iii) otherwise required under Section 4.4 or applicable law.

4.4. Right to bring suit. If a claim under Section 4.1 is not paid within 90 days after made in writing to Gypsee, the claimant may bring suit against Gypsee to recover any unpaid amount of the claim, and if not frivolous or brought in bad faith, the cost of prosecuting and recovering the claim. It is a defense to any such claim that the claimant has not met the standards of conduct making it permissible under GCL for Gypsee to indemnify the claimant, with the burden of proof for such defense falling on Gypsee.

4.5. Expenses advanced. Gypsee is to advance expenses incurred by parties indemnified under Section 4.1 in advance of the final disposition of a Proceeding, if made by reasonable written request by an Indemnified Party together with a pledge that the person will repay such amounts if it is ultimately entitled that they are not entitled to indemnification, subject to terms and conditions that Gypsee deems appropriate.

4.6. Indemnification of others. Gypsee has the power to indemnify its employees and agents to the extent not prohibited by GCL or other applicable law, by approval of the Board or by delegation to any Officers of the power of approving determination of whether employees or agent should be indemnified.

4.7. Exclusion. The Board may at its discretion limit or exclude indemnification of Officers other than President, CEO, Secretary, Chief Financial Officer, and Treasurer made pursuant to Section 4, and any Officer may so limit or exclude indemnification with respect to subordinate Officers appointed by them, provided such limitation or exclusion is made in writing, agreed to by the person whose indemnification is so limited or excluded.

4.8. Non-Exclusivity of Rights. The indemnification and advancement of expenses provided by, or granted pursuant to, Section 4 is not exclusive of any other rights held by indemnified parties under the Certificate or any statute, bylaw, agreement, or vote of eligible stockholders or disinterested Directors. Gypsee is expressly authorized to enter into contracts with any or all of its Officers, Directors, employees, or agents, with respect to indemnification and advancement of expenses to the fullest extent not prohibited by law.

4.9. Insurance. Gypsee is entitled to but not required (unless by agreement with an Indemnified Party or by law) to purchase or maintain insurance on behalf of any Indemnified Party against any liability asserted against that person and incurred by such person in any capacity, or arising out of that person's position with Gypsee, whether or not Gypsee would have the power to indemnify such person against such liability under GCL.

4.10. Survival. The rights to indemnification and advances of expenses under Section 4 continue after an Indemnified Person is no longer serving in the capacity for which they were indemnified, and inures to the benefit of their heirs, executors, and administrators. Any amendment, alteration or repeal of this Section 4 does not adversely affect any right or protection of any person in respect of any act, omission, or other circumstance arising prior to such change. In the event a constituent corporation or other business entity (including constituents of constituents) is absorbed into Gypsee by consolidation or merger, Gypsee will treat as an Indemnified Party any person who that constituent entity would have had the power and authority to indemnify had that entity continued its separate existence, with respect to those Proceedings involving or relating to that entity.

5. Stock

5.1. Uncertificated stock. All stock of Gypsee is to be "uncertificated" within the meaning of GCL §158. All stockholders waive any right they have, until further notice, to receive paper share certificates, unless specifically agreed to the contrary between Gypsee and a particular stockholder.

5.2. Records. Stock ownership is recorded in Gypsee's electronic books and records, which may be kept online if directed by the Board, with issuance and transfers of stock made electronically.

5.2.1. Gypsee is entitled to recognize the exclusive rights of ownership of persons registered on its books as owners of shares, including among other things the right to vote and to receive notices and dividends.

5.2.2. The Board may establish other rules and procedures to govern the issue, transfer, conversion, and registration of stock.

5.2.3. The Board may fix a record date pursuant to GCL §213 and following sections for determining the list of stockholders and their respective status with respect to any notice or vote among its stockholders. The record date: (a) in the case of any meeting or adjournment of a meeting of stockholders, unless otherwise required by law, is to be no more than 60 nor less than 10 days before the date of the meeting; (b) in the case of written consent for a corporate action in lieu of a meeting, is to be no more than 10 days after the date the resolution fixing the record date is adopted by the Board; and (c) in the case of any other action, is to be no more than 60 days prior to that action.

5.2.4. If no record date is otherwise fixed (a) in the case of notices or votes among stockholders the record date is the close of business on the business day immediately preceding: (i) the day on which notice is given, or if notice is waived, (ii) the day on which the meeting is held; in the case of an action by written consent in lieu of a meeting when no prior Board action is required by law, the record date is the date on which a signed written consent is first received by Gypsee; and (c) for all other purposes requiring a determination of the stockholders, the close of the business day the Board adopts the resolution requiring that determination.

5.2.5. Record dates with respect to votes and meetings of stockholders apply to any adjournment of the meeting or vote, provided that the Board may fix a new record date for the adjourned meeting or vote.

5.3. Partly paid shares. Gypsee may issue any of its shares as partly paid and subject to call for the remainder of the consideration to be paid, per GCL §156. The total consideration outstanding and amount paid are to be recorded in Gypsee's books and records. Upon the declaration of any dividend on fully paid shares, dividends on partly paid shares are proportionate to the basis of the percentage of the consideration actually paid.

5.4. Statements regarding stock. Upon written request made by or on behalf of the holder of record of any of Gypsee's stock, Gypsee will issue a statement certified by an Officer indicating the number of shares, their class or series, how and when issued and acquired, and applicable rights, limitations, preferences, qualifications, registration, and consideration paid and due, including any information required to be disclosed by GCL §156, GCL §202(a), or GCL §218(a), pertaining to that stockholder's shares. Statements of this nature are for information disclosure purposes only, and do not constitute share certificates under the meaning of the GCL.

5.5. Dividends. The Board, subject to the Certificate and applicable law, may declare and pay dividends on Gypsee's stock, payable in cash, property, or additional shares of stock. The Board may set aside funds that would otherwise be available for dividends as a reserve or fund for any proper purpose, and may abolish that reserve.

5.6. Stock agreements. Gypsee has the power to enter into and perform agreements with any stockholders, or in respect of any classes or series of stock, in connection with their issuance or otherwise, and to restrict the transfer of those shares in any manner not prohibited by GCL, provided that (a) provisions in any agreement with stockholders permitting Gypsee to impose new transfer restrictions by modifying the Certificate, these Bylaws, or any stockholder agreement shall require consent within the meaning of GCL §202(a) and (b). Gypsee shall provide notice of such restrictions to all affected stockholders.

6. Notices and waivers

6.1. Manner of giving notice and waiver. Except as otherwise specifically provided in these Bylaws or required by law, all notices required to be given to any stockholder, Director, Officer, employee or agent are to be in writing and may in every instance be effectively delivered when delivered personally or by express courier, upon confirmation of electronic delivery (including by email), immediately when delivered to the recipient's account on an online document service adopted by Gypsee and assented to by the recipient, or 5 business days after being deposited in the U.S. mail as certified or registered mail with postage prepaid, in each case addressed to the party to be notified at such party's address in the books and records of Gypsee, as subsequently modified by written notice, or if no address is specified, at the most recent address set forth in Gypsee's books and records. In the case delivery is rejected or returned despite being directed to an address indicated as valid by the intended recipient, notice is deemed given on the earlier of: (a) the date of rejection, or (b) five business days if made by mail, and (c) the date of first scheduled or attempted delivery if made by courier.

6.2. Waiver. Written waivers of notice by the person in question are deemed equivalent to the notice required to be given to a stockholder, Director, Officer, employee, or agent, whether waiver is made before or after the time of the event for which notice is given. Neither the business conducted nor purpose required need be specified in a waiver. Attendance at a meeting or participation in a vote constitutes a waiver of notice, unless in the case of a meeting a person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of business at that meeting based on lack of notice. Further, consent to a written action in lieu of meeting constitutes waiver of notice with respect to that action.

6.3. Stockholders sharing an address. Notice to multiple stockholders who share a physical or electronic address, or who share a single online account, is deemed effective if made to that address or account, barring any agreement or provision of GCL to the contrary.

6.4. Unlawful communications. In the event notice is otherwise required to any person with whom communication or contact is unlawful, the giving of that notice is not required, any action may be taken as if notice had been given, and there is no duty to apply to any governmental authority or agency seeking permission to contact that person.

6.5. Certificates. In the event an action taken by Gypsee requires the filing of a certificate under GCL, the certificate is to state if applicable that notice was given to all persons entitled to receive notice, excepting any persons with whom waiver was granted, notice was rejected, or communication was unlawful, as the case may be.

6.6. Further requirements. Notices by electronic transmission, waiver of notice, and delivery in the case of rejected notice, are further subject to, and may be limited by application of, the provisions of GCL §164, GCL §213, GCL §222, GCL §229, GCL §230, GCL §232, GCL §233, GCL §296, GCL §311, GCL §312, and GCL §324, among other provisions of of GCL.

7. Other Matters

7.1. Fiscal year. The fiscal year of Gypsee is fixed by and may be changed by the Board.

7.2. Electronic records. At the election of the Board, Gypsee may maintain its corporate books and records electronically or online. If so, its shall consist of a set of online or electronic records, to include copies of: (i) the Certificate and Bylaws, including any amendments and restatements, (ii) record of all meetings of the Board and of the stockholders, including any notices, proceedings, and minutes of the meeting, the number of shares or directors represented at the meeting, and in the case of special meetings a statement of how the meeting was authorized, and (iii) any and all other votes, consents, elections, or actions of its Board and stockholders. Except as may be required otherwise by law, these Bylaws, the Certificate, or the Board of Directors, all other books and records, certificates, registrations, recordations, actions, resolutions, minutes, votes, ballots, signatures, consents, and notices, described in these Bylaws may also be made, delivered, executed, and stored in electronic format and online.

7.3. Reliance upon books, reports, and records. Each Director and Officer, in the performance of their duties, is to be fully protected in relying in good faith on the books of account or other records of Gypsee, including reports made to Gypsee by any of its Officers, by an independent certified accountant, attorney, or by an appraiser.

7.4. Corporate seal. Gypsee is not required to adopt a corporate seal. The seal, if adopted, is for ceremonial purposes only.

7.5. Annual report. Gypsee is to prepare and send to its stockholders an annual report if and as required by law. So long as there are fewer than 100 stockholders, the requirement to send an annual report is expressly waived.

7.6. Time periods. Any time period described as one event or condition occurring a certain number of days before or after another are to be determined on the basis of calendar days, with the day of the first event not included and the day of the second event included.

7.7. Amendments. The Board is expressly empowered to adopt, amend or repeal Bylaws of Gypsee, subject to the right of the stockholders to adopt, amend, alter or repeal the Bylaws. Any adoption, amendment or repeal of Bylaws by the Board requires the approval of a majority of the total number of authorized directors (with the number required for a majority not to be diminished by any Board vacancies). The stockholders also have power to adopt, amend or repeal the Bylaws of Gypsee. Bylaws adopted by stockholders specifying votes necessary for electing
Directors may not be further amended by the Board.

Exhibit E

Certificate of Incorporation

State of Delaware
Secretary of State
Division of Corporations
Delivered 03:58 PM 02/04/2019
FILED 03:58 PM 02/04/2019
SR 20190713886 - File Number 7266678

CERTIFICATE OF INCORPORATION

Article 1. The name of the corporation is Gypsee, Inc. ("**Gypsee**").

Article 2. The name and address of Gypsee's registered office in the State of Delaware are: Gust Delaware, Inc., 16192 Coastal Highway, Lewes, Delaware 19958 (Sussex County).

Article 3. The purpose of Gypsee is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware ("**GCL**").

Article 4. Gypsee is authorized to issue 10,000,000 shares of capital stock, all "Common Stock", with a par value of $0.00001 per share.

Article 5. Per GCL §141, the business and affairs of Gypsee shall be managed by its Board of Directors (the "**Board**"), except as may be provided by this Certificate and its Bylaws. Elections of Directors need not be by written ballot. The initial Board may be appointed by written action of the Incorporator, after which subsequent Boards shall be elected at Gypsee's annual stockholder meetings or by written consent in lieu of annual meetings, pursuant to GCL §211.

Article 6. Per GCL §109, the Incorporator shall adopt the initial Bylaws of Gypsee, after which the Board is expressly authorized to make, amend or repeal its Bylaws.

Article 7. Directors shall not be personally liable to Gypsee or its stockholders for monetary damages for breach of fiduciary duty as a Director, except as may be limited by the GCL. As of the date of this Certificate, GCL §102(b)(7) does not allow a waiver of liability: (i) for any breach of the Director's duty of loyalty to Gypsee or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) under GCL §174; or (iv) for any transaction from which the Director derived an improper personal benefit.

Article 8. Gypsee shall indemnify and advance expenses for any party to a threatened, pending, or completed action, suit, audit, investigation, or other proceeding, including those in the right of Gypsee, by reason of such person's role as an Incorporator, Director, or Officer of Gypsee. The foregoing applies to the full extent permitted by GCL §145, does not apply to any role such person may have as employee or agent, and is cumulative with rather than in place of any other indemnification rights they may have.

Article 9. Amendments to this Certificate or the GCL shall not eliminate or reduce any waiver or indemnification obligations under Articles 7 and 8 with respect to circumstances, known or unknown, existing as of the time of such amendment.

Article 10. The Incorporator is Andrew Thompson, whose mailing address is: 4133 Redwood Ave, Unit 3007, Los Angeles, California 90066.

Andrew Thompson, Incorporator	February 4, 2019 Date

***

Certificate of Incorporation Application
Date: February 4, 2019
Id: 5e58a5412584100004e9e207
Hash: [illegible]

Exhibit F

Video Transcript